October 22, 2018

Michael Quartieri
Chief Financial Officer
Scientific Games Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119

       Re: Scientific Games Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-11693

Dear Mr. Quartieri:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 2. Revenue Recognition
Contracts with Customers with Multiple Promised Goods and Services, page 13

1. You indicate that you use the residual method for software licenses when observable prices are uncertain or highly variable. Please explain how you met one of the criteria in
      ASC 606-10-32-34(c). For software licenses where you concluded the pricing is highly variable provide a comprehensive, quantitative discussion of such variability to support your conclusion. As part of your response, please quantify the amount of revenue recognized for software licenses where the residual method is used. Michael Quartieri
Scientific Games Corporation
October 22, 2018
Page 2
Gaming Operations, page 13

2. We note that gaming operations contracts may include leasing and other services. Please describe for us, in greater detail, how these arrangements are accounted for including any lease contracts. You should address whether you determined if any lease contracts or components are within the scope of ASC 840, how such contracts are separated from the rest of the arrangement, what the performance obligations are for the components accounted for under ASC 606 and the basis for the timing of revenue recognition for each. Refer to the authoritative guidance you relied upon.
3. Please tell us and disclose, if material, the amount of rental income revenue that is outside the scope of ASC 606. Refer to ASC 606-10-50-4(a).
Lottery Instant Products, page 14

4. We note for CSP contracts you recognize revenue over time measured by when a lottery retailer activates any associated instant tickets. Please tell us how you determined that this is the appropriate measure of progress towards which you have transferred control. Also, please explain why your accounting for CSP contracts differs from the sale of instant products on a POS basis where revenue is recognized when the lotteries have taken delivery of the shipments.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Christine
Dietz, Assistant Chief Accountant, at 202-551-3408 with any questions.



                                                                Sincerely,
FirstName LastNameMichael Quartieri
                                                                Division of
Corporation Finance
Comapany NameScientific Games Corporation
                                                                Office of
Information Technologies
October 22, 2018 Page 2                                         and Services
FirstName LastName